Exhibit 21.1

List of Subsidiaries of GoAmerica, Inc.

GoAmerica, Inc. Subsidiaries

1.	GoAmerica Communications Corp. (Delaware corporation)

2.	GoAmerica Marketing, Inc. (Delaware corporation)

3.	Wynd Communications Corporation (California corporation)

4.	Hotpaper.com, Inc. (Delaware corporation)

5.	OutBack Resource Group, Inc. (California corporation)

6.	HOVRS Acquisition Corporation (Delaware corporation)

7.	HOSLS Acquisition Corporation (California corporation)